EXHIBIT 99.1

Fury Intersects 14.95 g/t Gold over 4.25 Metres at Eau Claire, Extending High-Grade Mineralization 60 Metres Up-Dip

TORONTO, Oct. 26, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) ("Fury" or the "Company") is pleased to announce additional assay results from its ongoing Phase 2 drill program at the Eau Claire Gold Project, located in the Eeyou Istchee Territory in the James Bay region of northern Quebec.

The Phase 2 program comprises approximately 25,000 metres (m) of diamond drilling designed to increase geological confidence within the current mineral resource estimate and support the conversion of Inferred Mineral Resources to higher-confidence resource categories. All drill holes reported in this release were completed within areas currently classified as Inferred and continue to demonstrate strong grade and geological continuity throughout the deposit.

Significant drill highlights, shown in true widths, include:

  Hole 26EC-131 intersected 14.95 grams per tonne (“g/t”) gold (“Au”) over 4.25m;
  Hole 26EC-130 intersected 13.15 g/t Au over 1.50m;
  Hole 26EC-132 intersected 6.81 g/t Au over 1.39m; and
  Hole 26EC-122 intersected 7.03 g/t Au over 1.50m.
  21,857m (or 46 drill holes) for the Phase 2 Eau Claire program has been completed.

Results are highlighted by drill hole 26EC-131, which intersected 14.95 g/t gold over 4.25 metres true width, approximately 60 metres up-dip from historical hole ER15-572, which previously returned 6.18 g/t gold over 5.05 metres (Figure 2). This intercept confirms the continuity of the high-grade mineralized system and further validates the Company's geological model. The result significantly increases confidence in the continuity of the modeled mineralized zone and is expected to contribute to the conversion of portions of the current Inferred Resource to the Indicated category in a future mineral resource update.

Additional significant intercepts include 13.15 g/t gold over 1.50 metres in hole 26EC-130, 6.81 g/t gold over 1.39 metres in hole 26EC-132, and 7.03 g/t gold over 1.50 metres in hole 26EC-122 (Figure 1).

All drill holes disclosed to date from the Phase 2 program, including those reported in this news release and in the Company’s previous news releases, will be incorporated into the upcoming update of the mineral resource estimate for the Eau Claire Gold Project.

“The primary objective of this drilling campaign is to increase confidence and ounces into the resource model,” commented Tim Clark, CEO of Fury. “Hole 26EC-131 confirms the continuity of high-grade mineralization approximately 60 metres up-dip from historical hole ER15-572 and further validates the geological interpretation of the deposit. These results, in combination with our overall drilling program, continue to support the conversion of portions of the current Inferred Resources to the Indicated category in the next mineral resource update, which will be associated with the pre-feasibility in 2027.”

Table 1: Recent Drill Highlights

Hole ID	From	To	Drilled Thickness (m)	True Thickness (m)	Au (g/t)
26EC-122	206.0	207.5	1.5	1.50	7.03
26EC-130	539.0	540.5	1.5	1.50	1.57
	551.0	552.5	1.5	1.50	1.56
	573.5	575.0	1.5	1.50	13.15
26EC-131	189.0	190.5	1.5	1.37	1.50
	380.0	381.5	1.5	1.41	1.81
	390.5	393.0	2.5	2.35	1.72
	404.5	406.0	1.5	1.41	1.74
	412.0	416.5	4.5	4.25	14.95
26EC-132	290.5	292.0	1.5	1.39	6.81
	304.0	305.5	1.5	1.40	6.56

Intercepts were calculated using Au grade*thickness no less than 2 g/t*m width grade no less than 1g/t, maximum consecutive dilution 2m. True thickness was used for intercept calculation.

Phase 2 drilling is aimed at converting inferred mineral resources into higher-confidence mineral resource categories and expanding the indicated mineral resource. To date, 46 drill holes totalling approximately 21,857 metres have been completed, of which five holes were abandoned, and three holes are in progress. Assay results are currently available for 26 holes totalling 13,374 metres.

Figure 1: Long section of the Eau Claire Deposit looking north showing the locations of the completed and current drill holes in relation to the block model.

Figure 2: Eau Claire – Section 26EC-131

Valérie Doyon, P.Geo, VP, Geology at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site, with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire with assay atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples and blanks, field and lab duplicates, and lab standards and blanks indicate good overall accuracy and precision.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing its 100% owned Eau Claire gold project towards development. The Company holds a 5.8% equity position in Contango Silver and Gold Inc. and is led by a management team and board of directors with proven success in financing and advancing exploration assets. Fury intends to grow its gold portfolio through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Eau Claire project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Photos accompanying this announcement are available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/4940dafd-30d0-465d-a5e9-1407fec8c622

https://www.globenewswire.com/NewsRoom/AttachmentNg/08fc39ab-9577-4fdf-a40a-51a3653a2f09